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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                                FoneFriend, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                  34460E 10 1
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                                 (CUSIP Number)

                            Daniel C. Masters, Esq.
                             4490 Philbrook Square
                              San Diego, CA 92130
                                 (858) 523-1177
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 20, 2002
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].



CUSIP No. 34460E 10 1                  13D                     Page 1 of 5 Pages
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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Gary A. Rasmussen
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF, OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     United States of America
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               7.   Sole Voting Power
  NUMBER OF         2,016,125
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,016,125
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,673,225
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
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13.  Percent of Class Represented by Amount in Row (11)
     21.88%
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14.  Type of Reporting Person (See Instructions)
     IN
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Item 1.  Security and Issuer

         This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.001 par value per share, of FoneFriend Inc., a Delaware corporation ("FoneFriend"). The principal executive offices of FoneFriend are located at FoneFriend, Inc., 2722 Loker Ave. West, Suite G, Carlsbad, CA 92008.

Item 2.  Identity and Background.

         (a) This Statement is being filed by Gary A. Rasmussen.

         (b) The business address of Mr. Rasmussen is 2722 Loker Ave. West, Suite G, Carlsbad, CA 92008.

         (c) Mr. Rasmussen is presently a consultant to FoneFriend, a provider of Voice over IP communications services and products. Its address is 2722 Loker Ave. West, Suite G, Carlsbad, CA 92008.

         (d)-(e) During the last five years, Mr. Rasmussen was convicted in a criminal proceeding for violation of Environmental Protection Laws regarding the transportation of hazardous waste without a permit. Mr. Rasmussen vehemently denies any culpability and believes he was wrongfully convicted through intentional prosecutorial misconduct. He is currently pursuing appellate remedies seeking to reverse the conviction. In the opinion of legal counsel and management of the company, this conviction has no bearing on Mr. Rasmussen's honesty, veracity or his engagement with FoneFriend and does not reflect upon his ability to diligently perform his duties. Except for that conviction, Mr. Rasmussen has not been convicted in any other criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Rasmussen is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated June 12, 2002 ("Merger"), wherein FoneFriend issued shares of common stock to acquire the assets of FoneFriend, Inc., a privately held Nevada corporation ("FF Nevada"), Mr. Rasmussen acquired 87,500 shares of FoneFriend Common Stock upon the closing of the Merger. Mr. Rasmussen acquired such stock as a result of his holdings of 350,000 shares of stock in FF Nevada. The source of funds used by Mr. Rasmussen to acquire his stock in FF Nevada was personal funds. These shares are beneficially owned by Mr. Rasmussen and are held in his name.


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         In addition, Mr. Rasmussen, through a revocable living trust, is the
General Partner of a Family Limited Partnership, Rochester Capital Partners, L.P. (hereinafter "RCP"), which holds shares in FoneFriend. RCP acquired 428,625 shares of FoneFriend Common Stock upon the closing of the Merger. RCP acquired such stock as a result of its holdings of 1,714,500 shares of stock in FF Nevada. As General Partner of RCP, Mr. Rasmussen has sole voting power and sole dispositive power over these shares. However, Mr. Rasmussen expressly declares that he is not the beneficial owner of 342,900 of said shares (80% of the RCP shares). These shares are held by RCP for the benefit of Mr. Rasmussen's former wife and their three minor children. Mr. Rasmussen declares that he is the beneficial owner of 85,725 shares held in the name of RCP (20% of the RCP shares). The source of funds used by RCP to acquire its stock in FF Nevada was personal partnership funds.

         Immediately after the closing of the Merger in which Mr. Rasmussen acquired the 87,500 shares described above as being held in his name and acquired control of the 428,625 described above as being held in the name of RCP, he purchased 1,500,000 shares of FoneFriend Common Stock at par value for a total of $1,500. The source of funds used by Mr. Rasmussen to acquire his 1,500,000 shares of stock in FoneFriend was personal funds.

Item 4.  Purpose of the Transaction.

         (a)-(j) On June 12, 2002, FoneFriend and FF Nevada, a corporation in which Mr. Rasmussen held shares personally and in which his Family Limited Partnership, RCP, held shares, entered into an Amended and Restated Agreement and Plan of Merger, a copy of which is Exhibit 1 hereto and is incorporated herein by reference. All references herein are qualified in their entirety by reference to the Merger. The Merger provides, among other things, for the sale of all FF Nevada assets to FoneFriend in exchange for 2,200,000 shares of FoneFriend Common Stock, pursuant to IRC 368, which stock was then distributed, on a pro rata basis, to the shareholders of FF Nevada.

         Pursuant to the Merger, at the effective time of the closing of the transaction on November 20, 2002 (the "Effective Time"), each shareholder in FF Nevada was issued one (1) share of FoneFriend Common Stock for every four (4) shares they held in FF Nevada. Mr. Rasmussen held 350,000 shares of FF Nevada stock in his name and controlled an additional 1,714,500 shares of FF Nevada held in the name of RCP at the Effective Time. As a consequence of the Merger and his prior ownership of stock in FF Nevada, Mr. Rasmussen was issued 87,500 shares of FoneFriend Common Stock directly, and RCP was issued 428,625 shares of FoneFriend Common Stock.

         As provided by the Merger, all prior officers and directors resigned at the Effective Time. Jackelyn Giroux became a director and the new President of FoneFriend, Dennis H. Johnston became a director, Secretary and Treasurer of FoneFriend, and Francois Van Der Hoeven became a director and Vice President of FoneFriend. Mr. Rasmussen became a consultant to FoneFriend.


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         The foregoing summary of the Merger does not purport to be complete and is qualified in its entirety by reference to the text of such agreement which is
Exhibit 1 hereto.

         Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference) or the Merger, Mr. Rasmussen does not have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) Gary A. Rasmussen has sole voting and dispositive power with respect to 2,016,125 shares of FoneFriend Common Stock, however he expressly declares that he does not have beneficial ownership of 342,900 shares of FoneFriend Common Stock owned by RCP. Therefore Mr. Rasmussen may be deemed the beneficial owner of 1,673,225 shares of FoneFriend Common Stock representing approximately 21.88% of the outstanding shares of FoneFriend Common Stock based upon the 7,646,000 shares of FoneFriend Common Stock outstanding on November 20, 2002, or 19.75% of the 8,471,000 outstanding shares of FoneFriend Common Stock as of January 17, 2003, the date of this report.

         (b) Gary A. Rasmussen has sole voting and dispositive power with respect to 2,016,125 shares of FoneFriend Common Stock. Accordingly, Mr. Rasmussen might be deemed to control approximately 26.4% of the outstanding shares of FoneFriend Common Stock based upon the 7,646,000 shares of FoneFriend Common Stock outstanding on November 20, 2002, or 23.8% of the 8,471,000 outstanding shares of FoneFriend Common Stock as of January 17, 2003, the date of this report.

         (c) Mr. Rasmussen has not effected any transaction in FoneFriend Common Stock during the past 60 days, except for his acquisition of shares of FoneFriend Common Stock pursuant to the Merger and his purchase of an additional 1,500,000 shares of FoneFriend Common Stock, both of which transactions are described above at Item 3.

         (d) Gary A. Rasmussen has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,673,225 shares of FoneFriend Common Stock beneficially owned by him. Mr. Rasmussen has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 342,900 shares of FoneFriend Common Stock held in the name of Rochester Capital Partners, LP, a family limited partnership, and beneficially owned by his former wife and their three minor children. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Gary A. Rasmussen does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of FoneFriend, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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Item 7.  Material to be filed as Exhibits.

         Exhibit 1 -- Amended and Restated Agreement and Plan of Merger, dated as of June 12, 2002, by and among Universal Broadband Networks, Inc. and FoneFriend, Inc., a Nevada corporation.


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

 Dated:  January 17, 2003





                                              /s/ Gary A. Rasmussen
                                              -----------------------------
                                              Name:  Gary A. Rasmussen





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